The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these notes has been filed with the Securities and Exchange Commission. This preliminary pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are not an offer to sell these notes, nor are they soliciting an offer to buy these notes, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 2, 2019

Citigroup Global Markets Holdings Inc.	October----, 2019 Medium-Term Senior Notes, Series N Pricing Supplement No. 2019-USNCH3028 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-224495 and 333-224495-03

Market-Linked Notes Linked to the iSTOXX® Global Economic Growth Select 50 Index Due May 3, 2023

Overview

▪	The notes offered by this pricing supplement are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Unlike conventional debt securities, the notes do not pay interest and do not guarantee the full repayment of principal at maturity. Instead, the notes offer the potential for a return at maturity based on the performance of the iSTOXX® Global Economic Growth Select 50 Index (the “underlying index”) from the initial index level to the final index level.

▪	If the underlying index appreciates from the initial index level to the final index level, you will receive a positive return at maturity equal to that appreciation multiplied by the upside participation rate. However, if the underlying index depreciates from the initial index level to the final index level, you will incur a loss at maturity equal to that depreciation, subject to the maximum loss at maturity specified below. Even if the underlying index appreciates from the initial index level to the final index level so that you do receive a positive return at maturity, there is no assurance that your total return at maturity on the notes will compensate you for the effects of inflation or be as great as the yield you could have achieved on a conventional debt security of ours of comparable maturity.

▪	In exchange for the capped loss potential if the underlying index depreciates, investors in the notes must be willing to forgo any dividends that may be paid on the stocks that constitute the underlying index during the term of the notes. If the underlying index does not appreciate from the pricing date to the valuation date, you will not receive any return on your investment in the notes, and you may lose up to the maximum loss at maturity specified below.

▪	In order to obtain the modified exposure to the underlying index that the notes provide, investors must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the notes if we and Citigroup Inc. default on our obligations. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Underlying index:	The iSTOXX® Global Economic Growth Select 50 Index (ticker symbol: “SXGEGSP”)
Aggregate stated principal amount:	$
Stated principal amount:	$1,000 per note
Pricing date:	October 28, 2019
Issue date:	October 31, 2019
Valuation date:	April 28, 2023, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	May 3, 2023
Payment at maturity:

For each $1,000 stated principal amount note you hold at maturity, you will receive an amount in cash determined as follows:

▪  If the final index level is greater than the initial index level:
$1,000 + ($1,000 × the index return × the upside participation rate)

▪  If the final index level is less than or equal to the initial index level:
$1,000 + ($1,000 × the index return), subject to the maximum loss at maturity

If the final index level depreciates from the initial index level, you will be exposed to that depreciation up to the maximum loss at maturity. You should not invest in the notes unless you are willing and able to bear the risk of losing up to the maximum loss at maturity.

Initial index level:	, the closing level of the underlying index on the pricing date
Final index level:	The closing level of the underlying index on the valuation date
Maximum loss at maturity:	$50 per note (5% of the stated principal amount)
Index return:	(i) The final index level minus the initial index level, divided by (ii) the initial index level
Upside participation rate:	100% to 110%. The actual upside participation rate will be determined on the pricing date.
Listing:	The notes will not be listed on any securities exchange
CUSIP / ISIN:	17327TZF6 / US17327TZF64
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per note:	$1,000	$20	$980
Total:	$	$	$

(1) Citigroup Global Markets Holdings Inc. currently expects that the estimated value of the notes on the pricing date will be at least $913 per note, which will be less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) For more information on the distribution of the notes, see “Supplemental Plan of Distribution” in this pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below:

Product Supplement No. EA-02-08 dated February 15, 2019      Underlying Supplement No. 8 dated February 21, 2019

Prospectus Supplement and Prospectus each dated May 14, 2018

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.

Additional Information

General. The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, certain events may occur that could affect your payment at maturity. These events and their consequences are described in the accompanying product supplement in the section “Description of the Securities—Consequences of a Market Disruption Event; Postponement of a Valuation Date” and not in this pricing supplement. The accompanying underlying supplement contains certain information about the STOXX Europe 600 Index, which is one component of the parent index from which the component companies of the underlying index are selected, that is not repeated in this pricing supplement. It is important that you read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus together with this pricing supplement before deciding whether to invest in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement.

Multiple Exchange Index. The underlying index is a “multiple exchange index” as described in “Description of the Securities—Certain Additional Terms for Securities Linked to an Underlying Index—Definitions of Market Disruption Event and Scheduled Trading Day and Related Definitions—Certain Alternative Definitions for Multiple Exchange Indices” in the accompanying product supplement.

Payout Diagram

The diagram below illustrates your payment at maturity for a range of hypothetical index returns. The diagram assumes that the upside participation rate will be set at the lowest value indicated on the cover page of this pricing supplement. The actual upside participation rate will be determined on the pricing date.

Investors in the notes will not receive any dividends that may be paid on the stocks that constitute the underlying index. The diagram and examples below do not show any effect of lost dividend yield over the term of the notes. See “Summary Risk Factors—Investing in the notes is not equivalent to investing in the underlying index or the stocks that constitute the underlying index” below.

Market-Linked Notes Payment at Maturity Diagram

■ The Notes	■ The Underlying Index

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Citigroup Global Markets Holdings Inc.

Hypothetical Examples

The examples below illustrate how to determine the payment at maturity on the notes. The examples below are for illustrative purposes, do not show all possible outcomes and are not a prediction of any payment that may be made on the notes. The examples below are based on a hypothetical initial index level of 100 and do not reflect the actual initial index level. For the actual initial index level, see the cover page of this pricing supplement. We have used this hypothetical level, rather than the actual initial index level, to simplify the calculations and aid understanding of how the notes work. However, you should understand that the actual payment on the notes will be calculated based on the actual initial index level, and not the hypothetical initial index level. The examples assume that the upside participation rate will be set at the lowest value indicated on the cover page of this pricing supplement. The actual upside participation rate will be determined on the pricing date.

The examples below are intended to illustrate how your payment at maturity will depend on the final index level. Your actual payment at maturity per note will depend on the actual final index level.

Example 1—Upside Scenario. The final index level is 110 (a 10% increase from the initial index level), which is greater than the initial index level.

Payment at maturity per note = $1,000 + ($1,000 × the index return × the upside participation rate)

= $1,000 + ($1,000 × 10% × 100%)

= $1,000 + $100

= $1,100

Because the underlying index appreciated by 10% from its initial index level to its final index level, your total return at maturity in this scenario would be 10%.

Example 2—Downside Scenario A. The final index level is 98 (a 2% decrease from the initial index level), which is less than the initial index level.

Payment at maturity per note = $1,000 + ($1,000 × the index return), subject to the maximum loss at maturity

= $1,000 + ($1,000 × -2%), subject to the maximum loss at maturity

= $1,000 + -$20, subject to the maximum loss at maturity

= $980, subject to the maximum loss at maturity

= $980

In this scenario, because the underlying index depreciated from the initial index level to the final index level, but not by more than 5%, your payment at maturity would reflect 1-to-1 exposure to the negative performance of the underlying index and you would incur a loss at maturity equal to the depreciation of the underlying index.

Example 3—Downside Scenario B. The final index level is 80 (a 20% decrease from the initial index level), which is less than the initial index level.

Payment at maturity per note = $1,000 + ($1,000 × the index return), subject to the maximum loss at maturity

= $1,000 + ($1,000 × -20%), subject to the maximum loss at maturity

= $1,000 + -$200, subject to the maximum loss at maturity

= $800, subject to the maximum loss at maturity

= $950

In this scenario, because the underlying index depreciated from the initial index level to the final index level by more than 5%, you would incur a loss at maturity equal to the maximum loss at maturity of 5%.

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Citigroup Global Markets Holdings Inc.

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with the underlying index. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisors as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Securities” beginning on page EA-7 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally. Citigroup Inc. will release quarterly earnings on October 15, 2019, which is during the marketing period and prior to the pricing date of these securities.

▪	You may not receive any return on your investment in the notes and may lose up to the maximum loss at maturity. You will receive a positive return on your investment in the notes only if the underlying index appreciates from the initial index level to the final index level. If the final index level is less than the initial index level, you will lose 1% of the stated principal amount of the notes for every 1% by which the final index level is less than the initial index level, subject to the maximum loss at maturity. As the notes do not pay any interest, if the underlying index does not appreciate sufficiently from the initial index level to the final index level over the term of the notes or if the underlying index depreciates from the initial index level to the final index level, the overall return on the notes may be less than the amount that would be paid on our conventional debt securities of comparable maturity.

▪	The notes do not pay interest. Unlike conventional debt securities, the notes do not pay interest or any other amounts prior to maturity. You should not invest in the notes if you seek current income during the term of the notes.

▪	Although the notes limit your loss at maturity to the maximum loss at maturity, you may nevertheless suffer additional losses on your investment in real value terms if the underlying index declines or does not appreciate sufficiently from the initial index level to the final index level. This is because inflation may cause the real value of the stated principal amount to be less at maturity than it is at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does generate a positive real return. This potential loss in real value terms is significant given the term of the notes. You should carefully consider whether an investment that may not provide for any return on your investment, or may provide a return that is lower than the return on alternative investments, is appropriate for you. In addition, the maximum loss at maturity applies only at maturity. If you sell your notes prior to maturity, the price you receive may result in a loss that that is significantly greater than the maximum loss at maturity.

▪	Investing in the notes is not equivalent to investing in the underlying index or the stocks that constitute the underlying index. You will not have voting rights, rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the underlying index. The payment scenarios described in this pricing supplement do not show any effect of lost dividend yield over the term of the notes. If the underlying index appreciates, or if it depreciates by up to the dividend yield, this lost dividend yield may cause the notes to underperform an alternative investment providing for a pass-through of dividends and 1-to-1 exposure to the performance of the underlying index or its component companies.

▪	Your payment at maturity depends on the closing level of the underlying index on a single day. Because your payment at maturity depends on the closing level of the underlying index solely on the valuation date, you are subject to the risk that the closing level of the underlying index on that day may be lower, and possibly significantly lower, than on one or more other dates during the term of the notes. If you had invested in another instrument linked to the underlying index that you could sell for full value at a time selected by you, or if the payment at maturity were based on an average of closing levels of the underlying index, you might have achieved better returns.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely

PS-4

Citigroup Global Markets Holdings Inc.

that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, will be less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) any selling concessions or other fees paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

▪	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the closing level of the underlying index, dividend yields on the stocks that constitute the underlying index and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

▪	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that is payable on the notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

▪	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

▪	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the level and volatility of the closing level of the underlying index and a number of other factors, including the price and volatility of the stocks that constitute the underlying index, the dividend yields on the stocks that constitute the underlying index, interest rates generally, the exchange rate between the euro and each of the currencies in which the stocks of the component companies of the underlying index trade, the volatility of the exchange rate between the U.S. dollar and the euro, the correlation between that exchange rate and the level of the underlying index, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. Changes in the level of the underlying index may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

PS-5

Citigroup Global Markets Holdings Inc.

▪	Our offering of the notes is not a recommendation of the underlying index. The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the underlying index is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in the underlying index or in instruments related to the underlying index, and may publish research or express opinions, that in each case are inconsistent with an investment linked to the underlying index. These and other activities of our affiliates may affect the closing level of the underlying index in a way that has a negative impact on your interests as a holder of the notes.

▪	The closing level of the underlying index may be adversely affected by our or our affiliates’ hedging and other trading activities. We expect to hedge our obligations under the notes through CGMI or other of our affiliates, who may take positions in the underlying index or in financial instruments related to the underlying index and may adjust such positions during the term of the notes. Our affiliates also take positions in the underlying index or in financial instruments related to the underlying index on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions on behalf of customers. These activities could affect the closing level of the underlying index in a way that negatively affects the value of and your return on the notes. They could also result in substantial returns for us or our affiliates while the value of the notes declines.

▪	We and our affiliates may have economic interests that are adverse to yours as a result of our affiliates’ business activities. Our affiliates engage in business activities with a wide range of companies. These activities include extending loans, making and facilitating investments, underwriting securities offerings and providing advisory services. These activities could involve or affect the underlying index in a way that negatively affects the value of and your return on the notes. They could also result in substantial returns for us or our affiliates while the value of the notes declines. In addition, in the course of this business, we or our affiliates may acquire non-public information, which will not be disclosed to you.

▪	The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes. If certain events occur during the term of the notes, such as market disruption events and other events with respect to the underlying index, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect your return on the notes. In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the notes.

▪	Changes that affect the underlying index may affect the value of your notes. The sponsor of the underlying index may at any time make methodological changes or other changes in the manner in which it operates that could affect the level of the underlying index. We are not affiliated with such underlying sponsor and, accordingly, we have no control over any changes such sponsor may make. Such changes could adversely affect the performance of the underlying index and the value of and your return on the notes.

▪	The notes may become linked to a different underlying index. As described under “Additional Terms of the Notes” in this pricing supplement, if the underlying index is discontinued or is materially modified, the calculation agent will in certain circumstances select the parent index to be a successor to the underlying index for all purposes under the notes. In these circumstances, the parent index may perform less favorably than the underlying index would have performed.

Risks Relating to the Underlying Index

Set forth below is a discussion of risks relating to the underlying index. The following discussion of risks relating to the underlying index should be read together with Annex A to this pricing supplement, which defines and further describes a number of the terms and concepts referred to in this section.

▪	There can be no assurance that the underlying index will outperform the parent index from which its component companies are selected, and the underlying index may in fact significantly underperform the parent index. The underlying index applies a hypothetical rules-based investment methodology to select 50 component companies from the parent index on a quarterly basis and to weight those companies in a way that differs from the way in which they are weighted in the parent index. There can be no assurance that the underlying index’s selection and weighting methodology will result in the underlying index outperforming the parent index. In fact, the 50 component companies selected every quarter by the underlying index may systematically underperform the companies that make up the parent index, and as a result the underlying index may underperform the parent index.

▪	The underlying index methodology relies to a significant extent on proxy measurements that may not accurately measure what they seek to measure. The underlying index aims to give greater weights to component companies that derive more of their revenues from countries with higher projected GDP growth, and vice versa. However, many component companies may not report what percentage of their revenues are derived from particular countries, or may report only a portion of their revenues on a country-specific basis. If a component company does not report the percentage of its revenues that are derived from particular countries, the underlying index will rely on one of a number of possible proxy measurements in lieu of actual revenue exposure numbers. As described in more detail in Annex A, these proxies may include:

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Citigroup Global Markets Holdings Inc.

▪	the percentage of exports from the component company’s home country and industry that are made to a particular country relative to the exports from the component company’s home country and industry that are made to all countries in a particular region or in the world;

▪	the percentage of exports from the component company’s home country that are made to a particular country relative to the exports from the component company’s home country that are made to all countries in a particular region or in the world, without regard to industry; or

▪	in the case of the component company’s home country, the percentage of the home country’s economy that is attributable to exports to a particular region or to the world.

For any given component company, its actual revenue exposure to a particular country may bear little or no relation to the proxy measurement used. For example, the aggregate exports from a given component company’s home country (and industry, if applicable) to a particular country may not provide any indication of how much of its revenues that particular component company derives from that country. If these proxy measurements do not provide an accurate indication of how much revenue exposure a given component company has to particular countries in the world, then the underlying index methodology may fail to produce component company weightings that accurate reflect that exposure, and the underlying index methodology may therefore not achieve what it aims to achieve.

▪	Although the underlying index attempts to select component companies with relatively high dividend yields, you will not receive any dividends as a holder of the notes. One of the criteria by which the underlying index selects component companies is the 12-month historical dividend yield of those component companies as of the applicable review cut-off date. However, as an investor in the notes, you will not receive any dividends paid by the component companies. The payment of a dividend by a component company will reduce the value of its stock on the ex-dividend date for the dividend, and in turn will reduce the level of the underlying index.

▪	Low-volatility, high dividend stocks may have less growth potential than other stocks. The underlying index seeks to select component companies with relatively low volatility and relatively high dividend yields. Low-volatility, high-dividend stocks may tend to be issued by older, more mature companies. The lower volatility of such stocks may also be associated with lower growth potential. By systematically selecting stocks that may have lower growth potential, the underlying index may systematically underperform the broader market, particularly in bull markets.

▪	The data used by the underlying index may be outdated. The underlying index selects and weights its component companies each quarter based on historical data. The volatility of a company is measured over the 3 months and 12 months preceding the review cut-off date for each quarter. Dividend yield data is based on dividends paid over the prior 12 months. The revenue, export, import and GDP data used by the underlying index to weight its component companies are updated each August and are the numbers for the fiscal or calendar year preceding that August. The IMF GDP growth projections used by the underlying index are updated only once a year in October. By the time the underlying index uses these data to select and weight its component companies, the data may relate to a period that is a significant amount of time in the past, and therefore may be outdated. The relevant data may have changed significantly in the intervening period, but that would not be reflected in the underlying index.

▪	The historical measures used by the underlying index to select component companies may not be accurate predictors of future performance. Once each quarter, the underlying index selects 50 component companies based on historical measures of liquidity, volatility and dividend yield for the companies in the parent index. There can be no assurance that companies with relatively high liquidity, low volatility and high dividend yields will outperform other companies, but even if that were the case, there can be no assurance that the historical measures of these characteristics used by the underlying index will be predictive of these characteristics in the future.

▪	The projected GDP growth figures used by the underlying index may be a poor predictor of actual GDP growth. The underlying index weights component companies based on the projected GDP growth of the countries to which the component companies have revenue exposure. Projected GDP growth figures are derived from the most recent October World Economic Outlook published by the IMF. The projected GDP growth figures published by the IMF are based on surveys of the views of IMF staff economists. These projected GDP growth figures are subject to the weaknesses inherent in all predictions of the future—namely, that it is impossible for anyone to know the future, and that the future often differs from expectations. Moreover, the projected GDP growth figures used by the underlying index are derived from one source. Others may have views about future GDP growth that differ significantly from those of the IMF’s staff economists. If the GDP growth projections used by the underlying index prove to be poor predictors of future GDP growth, the underlying index may be unsuccessful.

▪	Revenues are not profits and may be a poor indicator of a component company’s exposure to the economy of a given country. The underlying index aims to give greater weights to component companies that derive more of their revenues from countries with higher projected GDP growth, and vice versa. However, the amount of revenues a component company derives from a particular country may be a less accurate indicator of its exposure to the economy of that country than the amount of profits the component company derives from that country. Suppose a component company derives a significant amount of revenues from country A but has thin profit margins in country A, and derives a smaller amount of revenues from country B but has higher profit

PS-7

Citigroup Global Markets Holdings Inc.

margins in country B. The underlying index would tend to give greater weight to country A’s GDP in determining the weight of this company, while this company’s overall profitability may be driven more by the GDP of country B.

▪	The GDP growth of a country to which a particular company has significant revenue exposure may be a poor predictor of the performance of that company. The fact that a component company has significant revenue exposure to a country with strong GDP growth does not mean that the component company will have favorable performance. The performance of any individual component company is affected by many factors unique to that company, its industry and its competitive position, and may not be correlated with the overall performance of the economies from which it derives revenues. A strong economy may favor some companies but not others. Some companies are countercyclical and tend to perform best in economic downturns. If the GDP growth of a country to which a particular company has significant revenue exposure is a poor predictor of that company’s performance, the underlying index may be unsuccessful.

▪	Hypothetical back-tested underlying index performance information is subject to significant limitations. All information regarding the performance of the underlying index prior to November 15, 2017 is hypothetical and back-tested, as the underlying index did not exist prior to that time. It is important to understand that hypothetical back-tested underlying index performance information is subject to significant limitations, in addition to the fact that past performance is never a guarantee of future performance. In particular:

▪	The underlying index publisher developed the rules of the underlying index with the benefit of hindsight—that is, with the benefit of being able to evaluate how the underlying index rules would have caused the underlying index to perform had it existed during the hypothetical back-tested period. The fact that the underlying index appreciated over any portion of the hypothetical back-tested period may not therefore be an accurate or reliable indication of any fundamental aspect of the underlying index methodology.

▪	The hypothetical back-tested performance of the underlying index might look different if it covered a different historical period. The market conditions that existed during the historical period covered by the hypothetical back-tested underlying index performance information are not necessarily representative of the market conditions that will exist in the future.

It is impossible to predict whether the underlying index will rise or fall. The actual future performance of the underlying index may bear no relation to the historical or hypothetical back-tested levels of the underlying index.

The underlying index is a relatively new index with a limited history of actual performance. As a result, the underlying index may be riskier than another index with a more established record of performance.

▪	The underlying index is subject to risks associated with non-U.S. markets. Investments in securities linked to the value of non-U.S. stocks involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC. Further, non-U.S. companies are generally subject to accounting, auditing and financial reporting standards and requirements and securities trading rules that are different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

▪	The underlying index performance will be affected by fluctuations in currency exchange rates. The underlying index is composed of companies whose stocks are traded in a variety of currencies. For purposes of calculating the level of the underlying index, the value of any stock that is not traded in euros is converted into euros. As a result, the level of the underlying index will be affected not only by the performance of each component company in the currency in which its stock is traded, but also, in the case of component companies whose stocks are traded in a currency other than euros, by fluctuations in exchange rates between that currency and the euro. If the euro appreciates against the currencies in which the non-euro component companies trade, the level of the underlying index will be adversely affected for that reason alone, regardless of the performance of the non-euro component companies in their home currencies.

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Additional Terms of the Notes

The following terms apply with respect to the notes in lieu of the provisions described in “Description of the Securities—Certain Additional Terms for Notes Linked to an Underlying Index—Discontinuance or Material Modification of an Underlying Index” in the accompanying product supplement.

If the underlying index is (i) not calculated and announced by STOXX Limited (the “underlying index publisher”) but is calculated and announced by a successor publisher acceptable to the calculation agent or (ii) replaced by a successor index that the calculation agent determines, in its sole discretion, uses the same or a substantially similar formula for and method of calculation as used in the calculation of the underlying index, in each case the calculation agent may deem that index (the “successor index”) to be the underlying index. Upon the selection of any successor index by the calculation agent pursuant to this paragraph, references in this pricing supplement to the original underlying index will no longer be deemed to refer to the original underlying index and will be deemed instead to refer to that successor index for all purposes, and references in this pricing supplement to the underlying index publisher will be deemed to be to the publisher of the successor index. In such event, the calculation agent will make such adjustments, if any, to any level of the underlying index that is used for purposes of the notes as it determines are appropriate in the circumstances. Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee.

If the underlying index publisher announces that it will make a material change in the formula for or the method of calculating the underlying index or in any other way materially modifies the underlying index (other than a modification prescribed in that formula or method to maintain the underlying index in the event of changes in constituent stock and capitalization and other routine events), then the calculation agent may replace the underlying index with the STOXX Global 1800 Index, which will be the successor index with the effect described in the preceding paragraph. If the underlying index publisher permanently cancels the underlying index and no successor index is chosen as described above, then the calculation agent will replace the underlying index with the STOXX Global 1800 Index, which will be the successor index with the effect described in the preceding paragraph.

Notwithstanding these alternative arrangements, the discontinuance or material modification of the underlying index may adversely affect the value of the notes.

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Information About the iSTOXX® Global Economic Growth Select 50 Index

For information about the underlying index, see Annex A to this pricing supplement. The underlying index is reported by Bloomberg L.P. under the ticker symbol “SXGEGSP.”

Hypothetical Back-Tested and Historical Information

This section contains hypothetical back-tested performance information for the underlying index. All underlying index performance information prior to November 15, 2017 is hypothetical and back-tested, as the underlying index did not exist prior to that date. Hypothetical back-tested underlying index performance information is subject to significant limitations. The publisher of the underlying index developed the underlying index rules with the benefit of hindsight—that is, with the benefit of being able to evaluate how the underlying index rules would have caused the underlying index to perform had it existed during the hypothetical back-tested period. The fact that the underlying index appreciated at any time during the hypothetical back-tested period may not therefore be an accurate or reliable indication of any fundamental aspect of the underlying index methodology. Furthermore, the hypothetical back-tested performance of the underlying index might look different if it covered a different historical period. The market conditions that existed during the hypothetical back-tested period may not be representative of market conditions that will exist in the future.

The hypothetical back-tested underlying index performance information has been calculated by STOXX Limited. We have not independently verified that calculation.

It is impossible to predict whether the underlying index will rise or fall. By providing the hypothetical back-tested and historical underlying index performance information below, we are not representing that the underlying index is likely to achieve gains or losses similar to those shown. In fact, there are frequently sharp differences between hypothetical performance results and the actual results subsequently achieved by any particular investment. One of the limitations of hypothetical performance information is that it did not involve financial risk and cannot account for all factors that would affect actual performance. The actual future performance of the underlying index may bear no relation to the hypothetical back-tested or historical performance of the underlying index.

The closing level of the underlying index on September 30, 2019 was 143.13. The graph below shows the hypothetical back-tested closing levels of the underlying index for the period from January 2, 2009 to November 14, 2017, and historical closing levels of the underlying index for the period from November 15, 2017 to September 30, 2019. All data to the left of the vertical red line in the graph below are hypothetical and back-tested. We obtained the closing levels from Bloomberg L.P., without independent verification. You should not take the hypothetical back-tested and historical levels of the underlying index as an indication of future performance.

iSTOXX® Global Economic Growth Select 50 Index – Historical Closing Levels January 2, 2009 to September 30, 2019

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Citigroup Global Markets Holdings Inc.

United States Federal Income Tax Considerations

Prospective investors should note that, other than the discussion under “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders—Possible Withholding Under Section 871(m) of the Code,” the section entitled “United States Federal Tax Considerations” in the accompanying product supplement does not apply to the notes issued under this pricing supplement and is superseded by the following discussion.

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion is based on this treatment. The discussion herein does not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Internal Revenue Code of 1986, as amended (the “Code”).

If you are a U.S. Holder (as defined in the accompanying prospectus supplement), you will be required to recognize interest income during the term of the notes at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. We are required to construct a “projected payment schedule” in respect of the notes representing a payment the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. Assuming you hold the notes until their maturity, the amount of interest you include in income based on the comparable yield in the taxable year in which the notes mature will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payment on the notes at maturity as determined under the projected payment schedule.

Upon the sale, exchange or retirement of the notes prior to maturity, you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes, increased by interest previously included in income on the notes. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior interest inclusions on the note and as capital loss thereafter.

We have determined that the comparable yield for a note is a rate of     %, compounded semi-annually, and that the projected payment schedule with respect to a note consists of a single payment of $      at maturity.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

Non-U.S. Holders. Subject to the discussions below regarding Section 871(m) and in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying prospectus supplement, if you are a Non-U.S. Holder (as defined in the accompanying prospectus supplement) of the notes, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of any payment on or any amount received on the sale, exchange or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

As discussed under “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders—Possible Withholding Under Section 871(m) of the Code” in the accompanying product supplement, Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities (“U.S. Underlying Equities”) or indices that include U.S. Underlying Equities. Section 871(m) generally applies to instruments that substantially replicate the economic performance of one or more U.S. Underlying Equities, as determined based on tests set forth in the applicable Treasury regulations. However, the regulations, as modified by an Internal Revenue Service (“IRS”) notice, exempt financial instruments issued prior to January 1, 2021 that do not have a “delta” of one. Based on the terms of the notes and representations provided by us as of the date of this preliminary pricing supplement, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. Underlying Equity and, therefore, should not be subject to withholding tax under Section 871(m). However, the final determination regarding the treatment of the notes under Section 871(m) will be made as of the pricing date for the notes, and it is possible that the notes will be subject to withholding under Section 871(m) based on the circumstances as of that date.

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this treatment. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

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FATCA. You should review the section entitled “United States Federal Tax Considerations—FATCA” in the accompanying prospectus supplement regarding withholding rules under the “FATCA” regime. The discussion in that section is hereby modified to reflect regulations proposed by the U.S. Treasury Department indicating an intent to eliminate the requirement under FATCA of withholding on gross proceeds of the disposition of affected financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement and the discussion under “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders—Possible Withholding Under Section 871(m) of the Code” in the accompanying product supplement. The preceding discussion, when read in combination with those sections, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $20 for each note sold in this offering. Broker-dealers affiliated with CGMI, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, and financial advisors employed by such affiliated broker-dealers will collectively receive a fixed selling concession of $20 for each note they sell.

CGMI is an affiliate of ours. Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

A portion of the net proceeds from the sale of the notes will be used to hedge our obligations under the notes. We expect to hedge our obligations under the notes through CGMI or other of our affiliates. CGMI or such other of our affiliates may profit from this expected hedging activity even if the value of the notes declines. This hedging activity could affect the closing level of the underlying index and, therefore, the value of and your return on the notes. For additional information on the ways in which our counterparties may hedge our obligations under the notes, see “Use of Proceeds and Hedging” in the accompanying prospectus.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models. As of the date of this preliminary pricing supplement, it is uncertain what the estimated value of the notes will be on the pricing date because certain terms of the notes have not yet been fixed and because it is uncertain what the values of the inputs to CGMI’s proprietary pricing models will be on the pricing date.

For a period of approximately three months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month temporary adjustment period. However, CGMI is not

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obligated to buy the notes from investors at any time. See “Summary Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”

Certain Selling Restrictions

Hong Kong Special Administrative Region

The contents of this pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus have not been reviewed by any regulatory authority in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”). Investors are advised to exercise caution in relation to the offer. If investors are in any doubt about any of the contents of this pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, they should obtain independent professional advice.

The notes have not been offered or sold and will not be offered or sold in Hong Kong by means of any document, other than

(i)	to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or

(ii)	to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “Securities and Futures Ordinance”) and any rules made under that Ordinance; or

(iii)	in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

There is no advertisement, invitation or document relating to the notes which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Non-insured Product: These notes are not insured by any governmental agency. These notes are not bank deposits and are not covered by the Hong Kong Deposit Protection Scheme.

Singapore

This pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus have not been registered as a prospectus with the Monetary Authority of Singapore, and the notes will be offered pursuant to exemptions under the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly, the notes may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this pricing supplement or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any notes be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, (b) to a relevant person under Section 275(1) of the Securities and Futures Act or to any person pursuant to Section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. Where the notes are subscribed or purchased under Section 275 of the Securities and Futures Act by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the Securities and Futures Act)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an individual who is an accredited investor, securities (as defined in Section 239(1) of the Securities and Futures Act) of that corporation or the beneficiaries’ rights and interests (howsoever described) in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the relevant securities pursuant to an offer under Section 275 of the Securities and Futures Act except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the Securities and Futures Act or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the Securities and Futures Act; or

(ii)	where no consideration is or will be given for the transfer; or

(iii)	where the transfer is by operation of law; or

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(iv)	pursuant to Section 276(7) of the Securities and Futures Act; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Any notes referred to herein may not be registered with any regulator, regulatory body or similar organization or institution in any jurisdiction.

The notes are Specified Investment Products (as defined in the Notice on Recommendations on Investment Products and Notice on the Sale of Investment Product issued by the Monetary Authority of Singapore on 28 July 2011) that is neither listed nor quoted on a securities market or a futures market.

Non-insured Product: These notes are not insured by any governmental agency. These notes are not bank deposits. These notes are not insured products subject to the provisions of the Deposit Insurance and Policy Owners’ Protection Schemes Act 2011 of Singapore and are not eligible for deposit insurance coverage under the Deposit Insurance Scheme.

Contact

Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

© 2019 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

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Annex A
Description of the iSTOXX Global Economic Growth Select 50 Index

Overview

All information contained in this pricing supplement regarding the iSTOXX Global Economic Growth Select 50 Index (the “underlying index”), including, without limitation, its make-up, method of calculation and changes in its components, has been derived from information provided by STOXX Limited, without independent verification. This information reflects the policies of, and is subject to change by, STOXX Limited. The underlying index is calculated, maintained and published by STOXX Limited. STOXX Limited has no obligation to continue to publish, and may discontinue publication of, the underlying index. The underlying index was first published on November 15, 2017, and therefore has a limited performance history.

The underlying index tracks the hypothetical performance of the rules-based investment methodology described in this Annex. The underlying index methodology has two main features:

1.	Selection. Once each quarter, the underlying index selects 50 companies (the “component companies”) from within the STOXX Global 1800 Index (the “parent index”) based on the ESG, liquidity, volatility and dividend yield criteria described below. The underlying index excludes companies that do not meet specified ESG criteria and then attempts to select component companies with relatively high liquidity, low volatility and high dividend yields as compared to other companies in the parent index.

2.	Weighting. The underlying index assigns a weight to each component company in the underlying index based on the percentage of that company’s revenues that are derived (or deemed to be derived) from each country from which it derives revenues, with greater weights assigned to companies with larger percentages of their revenues derived from countries that are projected to have greater GDP growth over the next year, according to the most recent October World Economic Outlook published by the International Monetary Fund (“IMF”).

The performance of the underlying index is based on the weighted performance of its component companies. That performance is measured in euros. The stock price of any component company whose stock is not traded in euros is converted into euros in calculating the level of the underlying index.

The underlying index is described as tracking the “hypothetical” performance of the rules-based investment methodology described in this Annex because there is no actual portfolio of stocks to which any investor is entitled or in which any investor has any ownership or other interest. The underlying index is merely a mathematical calculation that is performed by reference to hypothetical positions in the stocks of the component companies.

There can be no assurance that the rules-based investment methodology tracked by the underlying index will result in favorable performance. The underlying index is subject to important risks. See “Summary Risk Factors—Risks Relating to the Underlying Index” in this pricing supplement.

Selection

The underlying index selects 50 component companies quarterly in March, June, September and December of each year (each, a “review month”) based on the 12-month historical dividend yield, 3-month historical average daily trading volume (“ADTV”) and 12- and 3-month historical volatility of each company in the parent index as of the review cut-off date for the applicable review month. For any review month, the “review cut-off date” is the last trading day of the month preceding the review month.

The underlying index selects the component companies by applying the following rules:

1.	Identify the eligible universe. The underlying index identifies the “eligible universe” by selecting from the parent index the stocks that meet the following criteria:

a.	Companies that are not in contravention of UN Global Compact Principles and are not involved in controversial weapons activities, as identified by Sustainalytics. See “ESG Criteria” below.

b.	Availability of both 12-month historical dividend yield and 3-month historical ADTV in US dollars.

c.	3-month ADTV in US dollars in excess of 3 million US dollars.

d.	Suspension from trading not exceeding 10% of the STOXX calendar trading days in the preceding 12 months.

The stocks that meet these criteria make up the eligible universe.

2.	Apply a volatility screen to the stocks in the eligible universe. All stocks in the eligible universe are sorted in ascending order in terms of volatility. For each component company, its volatility is deemed to be the greater of its 3-month and 12-

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month historical volatility. In this stage of the selection process, the underlying index selects a number of stocks with the lowest volatility. The number of stocks selected is equal to the equal strength ratio multiplied by the number of stocks in the eligible universe.

The “equal strength ratio” is calculated as the square root of the quotient of 50 divided by the number of stocks in the eligible universe. For example, if there are 1500 stocks in the eligible universe, then the equal strength ratio is the square root of the quotient of 50 divided by 1500, which is approximately 0.18257. The equal strength ratio would then be multiplied by the number of stocks in the eligible universe. In this example, 0.18257 multiplied by 1500 is 273.86, which would be rounded down to 273. In this example, 273 stocks would remain after the application of the volatility screen. This example is purely hypothetical and is provided solely for the purpose of illustrating how the equal strength ratio might be calculated. It is not a prediction of how many stocks will be in the eligible universe, what the equal strength ratio will be or how many stocks will remain after application of the volatility screen at any time.

3.	Of the companies remaining, select the 50 with the highest 12-month historical dividend yields. The companies remaining in the eligible universe after application of the volatility screen are sorted in descending order in terms of 12-month historical dividend yield, and the highest ranked 50 stocks are selected for inclusion in the underlying index. In the case of identical dividend yields, priority goes to the stock with the lowest volatility from the volatility screen. The dividend yield of each company is calculated as the aggregate amount of dividends paid over the 12 months preceding the review cut-off date divided by the closing price of the company on the review cut-off date.

Weighting

The weight of each component company in the underlying index is determined by calculating a normalized GDP score for each component company and giving higher weights to companies with higher normalized GDP scores, and lower weights to companies with lower normalized GDP scores. Each component company is given a GDP score based on the percentage of its revenues that are derived (or are deemed to be derived) from each country from which it derives revenues and the projected GDP growth of each of those countries. In general, companies that derive (or are deemed to derive) more of their revenues from countries with higher projected GDP growth will have greater weight in the underlying index, and vice versa.

The revenue, export, import and GDP data described below are updated in August of each year and are the data published for the most recently completed fiscal or calendar year as of that August. The data updated in August are first given effect in the December review month. Revenue data are obtained from component companies’ public filings. Export, import and GDP data are obtained from official sources. For purposes of the underlying index, exports comprise exported goods and services.

The weight of each component company in the underlying index is determined according to the following steps:

1.	Determine the percentage of each component company’s revenues that are derived (or deemed to be derived) from each country from which it derives revenues. We refer to the percentage of a component company’s total revenues that are derived (or deemed to be derived) from a particular country as its “revenue exposure” to that country. The underlying index determines the revenue exposure of each component company to each country from which it derives revenues as follows:

a.	Case 1. If the component company reports its revenues broken down to the country level, then the underlying index uses the company’s public reports to determine its revenue exposure to each country.

b.	Case 2. If the component company reports its revenues on a regional level and the region does not include the company’s home country, then the underlying index uses export data to calculate a proxy for the percentage of the component company’s revenues from the region that are derived from each country in the region (which we refer to as its “regional revenue exposure” to each country in the region), as follows:

i.	Proxy regional revenue exposure calculation based on exports from home country and industry. If export data for the home country of the component company are available on a sufficiently disaggregated basis, the underlying index will calculate the percentage of total exports to the region from the component company’s home country and industry that are exported to each country in the region. We refer to that percentage as the “regional export exposure” of the component company’s home country and industry to each country in the region. The underlying index assumes that the component company’s regional revenue exposure to each country in the region matches the regional export exposure of the component company’s home country and industry to each country in the region.

To calculate the regional export exposure of the component company’s home country and industry to each country in the region, the underlying index will follow the following steps:

A.	Identify the component company’s industry. Each component company is classified as belonging to one of ten industries under the Industry Classification Benchmark (“ICB”) system.

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The ICB is a globally recognized classification system operated and managed by FTSE Russell for categorizing companies and securities. The ICB classifies companies into one of the following ten industries: oil and gas; basic materials; industrials; consumer goods; health care; consumer services; telecommunications; utilities; financials; and technology. For ease, we refer to the ICB industry of a component company in the home country of the component company as the “component industry” for that component company.

B.	“Map” export data for the component company’s home country to the component industry. The underlying index breaks down the export data for the component company’s home country to determine how much of the home country’s exports to each country in the region are attributable to the component industry.

C.	Calculate the regional export exposure of the component industry to each country in the region. The underlying index calculates the regional export exposure of the component industry to each country in the region by dividing the exports from the component industry to that country by the total exports from that component industry to all countries in the region. The component company is assumed to have a regional revenue exposure to each country in the region that matches the regional export exposure of the component industry to each country in the region.

For example, suppose a component company based in country A reports revenues of $100 million from a region made up of two countries (country B and country C), without providing a further breakdown of revenues from those two countries. Suppose further that the component company belongs to the consumer goods industry, and that overall exports from the consumer goods industry in country A to countries B and C together are $1 billion. If $400 million of those exports are to country B and $600 million are to country C, that would mean that the consumer goods industry in country A has a regional export exposure of 40% to country B and 60% to country C. The underlying index would use the regional export exposure of the consumer goods industry in country A to each country in the region as a proxy for the component company’s revenue exposure to each country in the region. In this example, that would mean that the underlying index would assume that the component company derives 40% of its revenues from the region (i.e., $40 million) from country B and 60% (i.e., $60 million) from country C.

A component company’s regional revenue exposure to each country in the region is used to determine the amount of its revenues that are deemed to be derived from each country in the region, and for each country that amount is divided by the company’s total revenues to determine its revenue exposure to that country. For clarity, a component company’s “regional revenue exposure” to a given country is the percentage of its overall revenues from the given region that are derived (or deemed to be derived) from that country, and its “revenue exposure” to a given country is the percentage of its total revenues from the world that are derived (or deemed to be derived) from that country.

ii.	Proxy regional revenue exposure calculation based on exports from home country. If export data for the home country of the component company are not available on a sufficiently disaggregated basis, the underlying index will use total exports from the home country to each country in the region, rather than exports from the component industry to each country in the region, as a proxy for the regional revenue exposure of the component company to each country in the region.

c.	Case 3. If the component company reports its revenues on a regional level and the region includes the company’s home country, then the underlying index uses export data to calculate a proxy for the component company’s regional revenue exposure to each country in the region in the manner described above in case 2, with the following modifications. The component company’s regional revenue exposure to its home country is calculated in two steps, instead of in the manner described above in case 2:

i.	First, the underlying index calculates the percentage of the component company’s home country’s economy that is attributable to exports to the region. The underlying index makes this calculation by dividing (a) the total exports from the home country to all countries in the region by (b) the home country’s GDP, excluding all exports except exports to the region, plus total imports to the world.

ii.	Second, the underlying index assumes that the regional revenue exposure of the component company to its home country is equal to 100% minus the percentage of the home country’s economy that is attributable to exports to the region, as determined in the prior step.

The component company’s regional revenue exposure to each other country in the region is then calculated in the manner described above in case 2, but only with respect to the remaining revenues that are not attributed to the home country pursuant to the calculation just described.

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d.	Case 4. If the component company reports only a single revenue number for the entire world, without any further breakdown to a country or lower regional level, then the underlying index uses export data to calculate a proxy for the component company’s revenue exposure to each country in the world in the manner described above in case 2, with the following modifications. The component company’s revenue exposure to its home country may be calculated in two steps, instead of in the manner described above in case 2:

i.	First, the underlying index calculates the percentage of the component company’s home country’s economy that is attributable to exports to the world. The underlying index makes this calculation by dividing (a) the total exports from the home country to the world by (b) the home country’s GDP plus total imports to the world.

ii.	Second, the underlying index assumes that the revenue exposure of the component company to its home country is equal to 100% minus the percentage of the home country’s economy that is attributable to exports to the world, as determined in the prior step.

Alternatively, the underlying index may determine the component company’s revenue exposure to its home country as the average revenue exposure of other companies in the same country to the home country in the data set maintained by the underlying index that directly report their revenues derived from that country.

The component company’s revenue exposure to each other country in the world is then calculated in the manner described above in case 2 with respect to the remaining revenues that are not attributed to the home country pursuant to the calculation just described, but with respect to the world rather than a region.

2.	Determine the projected GDP growth for each country from which a component company derives (or is deemed to derive) revenues. Each country from which a component company derives revenues is deemed to have a projected GDP growth equal to the projected GDP growth for that country included in the most recently published IMF October World Economic Outlook for the calendar year following the October of publication. If a projected GDP growth is not included for any country, that country is deemed to have a 0% projected GDP growth.

The IMF publishes its World Economic Outlook twice a year. For purposes of the underlying index, only the October publication is used. The World Economic Outlook presents IMF staff economists' analyses of global economic developments during the near and medium term.

If a component company reports some, but not all, of its revenues on a country or region basis, the unattributed revenues will be deemed to be derived from a hypothetical country with projected GDP growth equal to the projected GDP growth for the G7 “major advanced economies” in the most recently published IMF October World Economic Outlook for the calendar year following the October of publication.

3.	Calculate a GDP score for each component company. The GDP score for each component company is calculated as the sum of the products of, for each country from which the component company derives revenues, the component company’s revenue exposure to that country multiplied by the projected GDP growth of that country.

For example, assume there are two companies, company A and company B, that derive revenues from two countries, country A and country B, with the following revenue exposures and projected GDP growth:

Hypothetical Revenue Exposure

	Country A	Country B
Company A	50%	50%
Company B	25%	75%

Hypothetical Projected GDP Growth

Country A	2%
Country B	4%

In this example, the GDP score of each company would be calculated as follows:

GDP score of company A = (revenue exposure to country A * projected GDP growth of country A) + (revenue exposure to country B * projected GDP growth of country B)

= (50% * 2%) + (50% * 4%)

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= 3%

GDP score of company B = (revenue exposure to country A * projected GDP growth of country A) + (revenue exposure to country B * projected GDP growth of country B)

= (25% * 2%) + (75% * 4%)

= 3.5%

In this example, company B has a higher GDP score than company A because it derives (or is deemed to derive) a greater proportion of its revenues from country B, which has a higher projected GDP growth than country A, than does company A.

This example of the GDP score calculation has been highly simplified to facilitate understanding and differs from the actual GDP score calculations. Among other differences, the actual GDP score calculation will be made for 50 component companies, not just two, will be based on the actual number of countries from which each component company derives revenues, not just two, and will be based on actual revenue exposures and projected GDP growth numbers, not the hypothetical numbers used above.

4.	Calculate a normalized GDP score for each component company. For purposes of determining the weight of each component company in the underlying index, the GDP score of each component company is first converted into a “normalized” GDP score. The normalized GDP score for each component company is a number between 1 and 10. The component company with the highest GDP score of all component companies will have a normalized GDP score of 10, and the component company with the lowest GDP score will have a normalized GDP score of 1. Each other component company will have a normalized GDP score between 1 and 10 that will be proportionate to the distance between that component company’s GDP score and the highest and lowest GDP scores of any component company. For example, if the component company with the lowest GDP score has a GDP score of 2% and the component company with the highest GDP score has a GDP score of 6%, a component company with a GDP score of 4%, which is halfway between the lowest and highest GDP scores, would have a normalized GDP score of 5.5, which is halfway between 1 and 10.

5.	Calculate the target weight of each component company in the underlying index. The target weight of each component company in the underlying index will be equal to its normalized GDP score divided by the sum of the normalized GDP scores for all component companies, subject to a maximum weight for any component company of 5%. As a result, the component company with the highest normalized GDP score will have the highest target weight, the component company with the lowest normalized GDP score will have the lowest target weight and each other component company will have a target weight between the highest and lowest target weights in proportion to its normalized GDP score. In addition to the limit on the maximum weight of each component company, the underlying index imposes a maximum aggregate weight for the component companies from any single country equal to the greater of 10% and twice the weight of the country in the parent index.

The target weight of a component company is set at the time of each quarterly rebalancing of the underlying index. Between quarterly rebalancings, the actual weight of any component company in the underlying index will fluctuate based on changes in the stock prices of the component companies.

ESG Criteria

In selecting component companies, the underlying index excludes companies that are in contravention of UN Global Compact Principles or are involved in controversial weapons activities, as identified by Sustainalytics. Sustainalytics is a provider of environmental, social and corporate governance (“ESG”) research and ratings of public companies.

The UN Global Compact Principles are 10 compliance principles that set a minimum standard of business behavior with regard to corporate social responsibility. The UN Global Compact Principles follow.

Principle 1: Businesses should support and respect the protection of internationally proclaimed human rights; and

Principle 2: make sure that they are not complicit in human rights abuses.

Principle 3: Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining;

Principle 4: the elimination of all forms of forced and compulsory labor;

Principle 5: the effective abolition of child labor; and

Principle 6: the elimination of discrimination in respect of employment and occupation.

Principle 7: Businesses should support a precautionary approach to environmental challenges;

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Principle 8: undertake initiatives to promote greater environmental responsibility; and

Principle 9: encourage the development and diffusion of environmentally friendly technologies.

Principle 10: Businesses should work against corruption in all its forms, including extortion and bribery.

Sustainalytics provides the Global Compact Compliance Service to STOXX. The service identifies companies that operate in breach of one or several of the principles of the UN Global Compact. The service is updated quarterly with information from several sources, including company documents, Sustainalytics database or reports from non-governance organizations.

Sustainalytics considers a company to be involved in controversial weapons activities if it is involved in the development, production, maintenance or trade of six types of controversial weapons worldwide:

•	anti-personnel mines;

•	cluster munitions;

•	biological weapons;

•	chemical weapons;

•	depleted uranium ammunition;

•	white phosphorus (since 2012 only); and

•	nuclear weapons.

Sustainalytics updates its assessment quarterly with information from a number of sources, including specialized databases, industry newsletters and public interest groups.

STOXX Global 1800 Index

The STOXX Global 1800 Index, which we refer to as the parent index, is an aggregate of three STOXX benchmark indices: the STOXX Europe 600 Index, the STOXX North America 600 Index and the STOXX Asia/Pacific 600 Index. The STOXX Europe 600 Index is described in the accompanying underlying supplement in the section “Equity Index Descriptions—The STOXX® Europe 600 Index.” The components of the STOXX North America 600 Index and the STOXX Asia/Pacific 600 Index are selected in the same manner as the components of the STOXX Europe 600 Index are selected, but with respect to North America and the Asia/Pacific region, respectively, instead of with respect to Europe.

Corporate Events

In the event of a spin-off with respect to a component company, the spun-off stock will be added to the underlying index temporarily for one trading day and then removed from the underlying index. In the event of mergers and other corporate events, the underlying index will make adjustments pursuant to the process described with respect to the STOXX Europe 600 Index in the underlying supplement.

The underlying index is a price return index, which means that it does not reinvest ordinary dividends paid by the component companies.

License

STOXX Limited (“STOXX”) and its licensors and CGMI have entered into an exclusive license agreement providing for the license to CGMI and its affiliates, in exchange for a fee, of the right to use the underlying index, which is owned and published by STOXX, in connection with certain financial instruments, including the notes. The license agreement with STOXX requires the following to appear in this pricing supplement.

The notes are not sponsored, endorsed, sold or promoted by STOXX or its licensors. STOXX and its licensors have no relationship to CGMI or its affiliates, other than the licensing of the underlying index and the related trademarks for use in connection with the notes. STOXX and its licensors make no recommendation that any person invest in the notes or any other securities. STOXX and its licensors have no responsibility or liability for or make any decisions about the timing, amount or pricing of the notes. STOXX and its licensors do not consider the needs of Citigroup Global Markets Holdings Inc. or its affiliates or the holders of the notes in determining, composing or calculating the underlying index or have any obligation to do so. STOXX and its licensors have no responsibility or liability for the administration, management or marketing of the notes.

STOXX and its licensors will not have any liability in connection with the notes. Specifically,

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•	STOXX and its licensors do not make any warranty, express or implied and disclaim any and all warranty about (i) the results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the underlying index and the data included in the underlying index; (ii) the accuracy or completeness of the underlying index and its data; or (iii) the merchantability and the fitness for a particular purpose or use of the underlying index and its data;

•	STOXX and its licensors will have no liability for any errors, omissions or interruptions in the underlying index or its data; and

•	Under no circumstances will STOXX or its licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or its licensors knows that they might occur.

The license agreement between CGMI and STOXX is solely for their benefit and not for the benefit of the owners of the notes or any other third parties.

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